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                                                     Filed Pursuant to 424(b)(3)
                                                              File No. 333-35400


PROSPECTUS

                         Titan Motorcycle Co. of America

                             2,502,500 Common Shares

         This prospectus relates to shares of our common stock that may be sold by the selling stockholders named under the section of this prospectus entitled "Selling Stockholders." The selling stockholders may sell some or all of the common stock through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the section entitled "Plan of Distribution" beginning on page 12.

         The selling stockholders will receive all of the proceeds from the sale of the common stock, less any brokerage or other expenses of sale incurred by them. We are paying for the costs of registering the shares covered by this prospectus.

         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "TMOT." The closing sales price of our common stock as reported by the Nasdaq SmallCap Market on April 18, 2000 was $1.50 per share.

                          -----------------------------


BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 1. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                            -------------------------



                  The date of this prospectus is May 8, 2000.
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                                TABLE OF CONTENTS

                                                                                                                   Page
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
TITAN MOTORCYCLE CO. OF AMERICA..................................................................................    1
RISK FACTORS.....................................................................................................    1
FORWARD LOOKING STATEMENTS.......................................................................................    6
USE OF PROCEEDS..................................................................................................    8
SELLING STOCKHOLDERS.............................................................................................    8
DESCRIPTION OF SECURITIES........................................................................................    9
PLAN OF DISTRIBUTION.............................................................................................   12
LEGAL OPINIONS...................................................................................................   13
EXPERTS..........................................................................................................   13
WHERE YOU CAN FIND MORE INFORMATION..............................................................................   13

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

THE COMMON STOCK IS NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                         TITAN MOTORCYCLE CO. OF AMERICA

         We design and manufacture high-end customized heavyweight motorcycles. We build both highly customized, individually assembled motorcycles and high-end, assembly-line produced motorcycles. A heavyweight motorcycle is a motorcycle with an engine size or displacement of 651 cubic centimeters or greater. Our products are distributed through a network of 61 domestic dealers and 20 foreign dealers.

         We currently maintain three product lines.

         PREMIUM MOTORCYCLES: We manufacture seven premium models with a package of over 200 custom options. Customers design their motorcycles by choosing colors, paint design, finish, fenders and various performance and aesthetic enhancements. Premium models are typically constructed and delivered in six to ten weeks from the order date. Our premium models represented approximately 75% of our fiscal year 1999 revenues. The average retail selling price for our premium models is approximately $35,000.

         "PHOENIX BY TITAN" MOTORCYCLES: Our "Phoenix by Titan" line of motorcycles was introduced in March 1999. We manufacture four "Phoenix by Titan" models with six standard customization packages available through our dealerships. Our Phoenix models represented approximately 23% of our fiscal year 1999 revenues The average retail selling price for the "Phoenix by Titan" models is approximately $20,000 to $25,000.

         APPAREL AND ACCESSORIES: We have recently developed a line of Titan apparel and accessories. We are also developing a premium line of upgrade parts which are compatible with Titan and other "V Twin" motorcycles.

         We are a Nevada corporation, formed on January 10, 1995. Our principal executive offices are located at 2222 West Peoria Avenue, Phoenix, Arizona and our telephone number is (602) 861-6977.

                                  RISK FACTORS

BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS SET FORTH BELOW. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

WE HAVE A HISTORY OF LOSSES AND WE MAY LOSE MONEY IN THE FUTURE


         Although we earned $237,479 in net income for the fiscal year 1998, we incurred losses of $257,463 in fiscal year 1995, $95,496 in fiscal year 1996 and $1.7 million in 1997. In the fiscal year 1999 we incurred losses of $8,060,282. We expect to incur further losses in the first quarter of 2000 and may continue to incur losses thereafter. Given our history of losses, we cannot assure you that we will ever be profitable.

WE MAY BE UNABLE TO REGAIN PROFITABILITY IF WE DO NOT GENERATE AN INCREASE IN CONSUMER DEMAND FOR OUR PRODUCTS


         To regain profitability, we need to generate an increased level of market acceptance for our products. Our success depends on our ability to meet the following objectives, none of which we may achieve:

         - increase consumer awareness of our products;

         - establish a reputation for high quality;

         - increase sales through our independent third party dealers;
           and

         - expand our dealer network.

         We cannot assure you that we will meet these objectives.

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COMPLICATIONS IN THE ESTABLISHMENT AND INTEGRATION OF OUR NEW "PHOENIX BY TITAN"
LINE OF MOTORCYCLES COULD MATERIALLY ADVERSELY AFFECT OUR EXPENSES, GROSS
MARGINS AND OPERATING RESULTS

         We recently introduced our "Phoenix by Titan" line of heavyweight motorcycles. Unlike our custom motorcycles, we manufacture these motorcycles in four models through an assembly line process. Six standard customization packages are available through the dealerships for each of the four models. While initial orders have been substantial, there can be no assurance that we will be able to accomplish the following goals:

         - effectively manage any start up difficulties that we may experience;

         - successfully adapt to an assembly line manufacturing process; and

         - gain or maintain consumer acceptance of this product line.

         Also, we cannot assure you that this line, which is less expensive, will not take sales away from our higher end custom motorcycles or that we will not face other difficulties in introducing this line. Any of these issues could materially adversely affect our expenses, gross margins and operating results.

WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO SUCCESSFULLY IMPLEMENT OUR NEW MANAGEMENT INFORMATION SYSTEM WHICH COULD RESULT IN A DISRUPTION OF OUR BUSINESS AND COULD HAVE A NEGATIVE AFFECT ON OUR OPERATIONS

         We recently installed a new management information system. This system will monitor our inventory, production, billing and other operational aspects of our business. We cannot assure you that we will be able to successfully operate and utilize this new system which could result in a disruption of our business and could have a negative affect on our operations.

WE SELL A DISCRETIONARY PRODUCT AND A DOWNTURN IN THE ECONOMY COULD NEGATIVELY AFFECT OUR GROWTH AND PROFITABILITY


         Motorcycles in the high-end customized heavyweight market are discretionary purchase items. A recession or economic downturn may reduce consumer spending and negatively affect our growth and profitability. An economic downturn could result from a number of factors outside of our control, including:

         - employment levels;
         - business conditions;
         - interest rates;
         - inflation levels; and
         - taxation rates.


COMPETITION IN OUR MARKET HAS INCREASED SUBSTANTIALLY AND MAY RESULT IN PRICE REDUCTIONS, REDUCED GROSS MARGINS AND A LOSS OF OUR MARKET SHARE

         While we operate in the high-end segment of the heavyweight cruiser market, the overall heavyweight cruiser market has recently experienced a substantial increase in production capacity and new entrants. Some of our competitors have technical, production, personnel and financial resources that exceed ours and we cannot assure you that the competition will not materially adversely affect our business, financial condition or results of operations. The increased competition could result in price reductions, reduced gross margins and a loss in our market share.

         Major competitors in the heavyweight cruiser market are:

         - Harley-Davidson(TM), the heavyweight cruiser market leader, which is reportedly increasing its capacity to over 160,000 units from approximately 148,000 units;

         - BMW which entered the segment in 1997 with their "R1200C" model;

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         - Excelsior-Henderson, which recently entered the market with their
           "Super X" model; and

         - Polaris, which recently entered the market with their "Victory V92C" model.

OUR PRODUCTS COULD CONTAIN DEFECTS CREATING PRODUCT RECALLS AND WARRANTY CLAIMS WHICH COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE SALES AND PROFITABILITY

         Our products could contain unforeseen defects. These defects could create product recalls or warranty claims that could increase our costs and affect profitability. Significant and continuous defects could negatively impact the goodwill and quality associated with our name. Defects could also give rise to litigation which could result in our liability for judgments which could have a significant impact on our business, operations and financial condition. Product recalls resulting from unforeseen defects could subject us to a significant financial commitment and have a significant impact on our business, operations and financial condition.

WE ARE SUBJECT TO CONTINGENT LIABILITIES UNDER A DEALER FLOOR PLAN FINANCING PROGRAM WHICH COULD EXPOSE US TO SIGNIFICANT FINANCIAL OBLIGATIONS

         Approximately 51 of our dealers receive floor plan financing for our products through TransAmerica Commercial Finance Corporation, Deutsche Financial Services or Bombardier Financial. The dealers are the obligors under these floor plan agreements and are responsible for all principal and interest payments. However, we are subject to a standard repurchase agreement which requires us to buy back any of our motorcycles at the wholesale price if the dealer defaults and the motorcycles are repossessed by one of these floor plan providers. While we have only had to repurchase less than $700,000 worth of our motorcycles since August of 1997, as of February 29, 2000, total outstanding obligations of all 51 dealers was approximately $13,800,000. Our profitability would be significantly negatively impacted if we were forced to repurchase a large number of these motorcycles.

WE MAY NOT BE ABLE TO RAISE THE ADDITIONAL CAPITAL REQUIRED TO EXECUTE OUR BUSINESS PLAN


         We expect to continue to incur significant capital expenses in continuing to expand our production lines, introduce new product lines and increase unit capacity. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to execute our business plan or take advantage of our business opportunities. In addition, if we elect to raise capital by issuing additional shares of stock, existing stockholders may incur dilution.

A LARGE PORTION OF OUR REVENUE COMES FROM A SMALL NUMBER OF CUSTOMERS, THE LOSS OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING RESULTS

         Francis S. Keery, our Chief Executive Officer, and Patrick Keery, our President, each own 33% of BPF Holdings, LLC, which currently owns four motorcycle retail stores which are Titan dealers and carry our products. The four stores are: Titan of Phoenix, Titan of Los Angeles, Titan of Las Vegas and, most recently, Titan of Houston. In 1999, approximately 23.3% of the Company's sales were to BPF-owned stores. The loss of the BPF dealerships would have a material adverse affect on our operating results.

WE DEPEND HEAVILY ON THIRD PARTY PARTS SUPPLIERS AND ANY SIGNIFICANT ADVERSE VARIATION IN QUANTITY, QUALITY OR COST WOULD NEGATIVELY AFFECT OUR OPERATIONS

         We operate primarily as an assembler and rely heavily on a number of major component manufacturers to supply us with almost all of our parts. Any significant adverse variation in quantity, quality or cost would adversely affect our volume and cost of production until we could identify alternative sources of supply.

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WE DEPEND ON FOREIGN VENDORS FOR CERTAIN COMPONENT PARTS WHICH EXPOSES US TO
RISKS THAT COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING RESULTS

         We depend on foreign vendors for certain component parts which exposes us to additional risks. Our reliance on foreign vendors exposes us to risks such as:

         - currency fluctuations which may adversely affect the value of goods purchased;

         - trade restrictions;

         - changes in tariffs; and

         - difficulties in enforcing supply arrangements.

         The occurrence of any of these risks could materially and adversely affect our operating results.

WE DEPEND HEAVILY ON INDEPENDENT THIRD PARTY DEALERS AND OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY IMPACTED IF THE DEALERS FAIL TO ADEQUATELY PROMOTE OUR PRODUCTS, IMAGE AND NAME

         Failures by independent third party dealers to adequately promote our products could negatively affect our results of operations. Our products are sold primarily through independent dealers. As a result, we are unable to fully control the presentation, delivery and service of our products to the final customer. We depend heavily on our dealers' willingness and ability to promote our products, image and name.

OUR GROWTH DEPENDS ON OUR ABILITY TO EXPAND OUR DISTRIBUTION NETWORK AND SUPPORT DEALERS AND WE CANNOT ASSURE YOU THAT THIS STRATEGY WILL BE SUCCESSFUL

         We plan to expand our dealer network to implement our growth strategy. We cannot assure you that we will be able to attract additional dealers or that these dealers will be successful in selling our products.

         We plan to support our dealers in the following ways:

         - facilitating floor plan financing and incentives;

         - providing continuing education about our products;

         - supplying parts and accessories; and

         - providing training to sales and service personnel.

         Any difficulties in the continued execution of this plan may cause us to lose dealers or experience difficulties in attracting new dealers and could cause the distribution of our products to be adversely affected.

WE ARE ATTEMPTING TO ESTABLISH SALES OPERATIONS IN FOREIGN MARKETS WHICH REQUIRES SIGNIFICANT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND THIS STRATEGY MAY NOT BE SUCCESSFUL

         We are attempting to establish sales operations in foreign markets, and we cannot assure you that we will be able to successfully manage the inherent risks and complications associated with operating in foreign markets.

These risks and complications of operating in foreign markets include the following:

         - selecting and monitoring dealers;
         - establishing effective dealer training;
         - transporting inventory;
         - parts availability;
         - changes in diplomatic and trade relationships;
         - tariffs;

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         - currency exchange rate; and
         - unexpected changes in regulatory requirements.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO KEEP OUR SENIOR EXECUTIVE OFFICERS AND KEY EMPLOYEES


         We rely considerably on the abilities of Francis S. Keery, our Chairman and Chief Executive Officer and Patrick Keery, our President. We also depend to a significant extent upon the performance of our executive management team. The unavailability or loss of services of any of these individuals, or the failure to attract and retain qualified personnel to replace them, could have a material adverse affect on our business. We only have a non-competition agreement with our Chief Financial Officer and we cannot assure you that his agreement will be enforceable or effective in retaining him. Also, we cannot assure you that our other executive officers will not leave us.

OUR FINANCIAL CONDITION AND OUR ABILITY TO FULLY IMPLEMENT OUR EXPANSION PLANS COULD BE NEGATIVELY IMPACTED IF WE FAIL TO EFFECTIVELY MANAGE OUR GROWTH

         Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial and operational resources. Our failure to effectively manage our growth could negatively impact our operations. Our ability to support future growth will depend on our ability to find qualified employees and suitable expansion space for our manufacturing operations and improving our managerial and production capabilities. We cannot assure you that we will be able to continue to manage future growth successfully.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL REGULATIONS AND OUR FAILURE TO COMPLY COULD NEGATIVELY IMPACT OUR OPERATIONS


         We are subject to various federal, state and local environmental regulations. Our failure to comply with these regulations could result in any one or more of the following:

         - restrictions on our ability to expand or modify our current operations or facilities;

         - significant expenditures in achieving compliance with the regulations;

         - significant liabilities exceeding our available resources; and

         - cessation of our operations.

         Our business and assets could be materially adversely affected if environmental regulations require that we modify our facilities or otherwise limit our ability to conduct our operations. Any significant expenses incurred as a result of environmental liabilities could have a material adverse affect on our business, operating results and financial condition.

OUR FAILURE TO COMPLY WITH VARIOUS REGULATORY APPROVALS AND GOVERNMENTAL REGULATIONS COULD NEGATIVELY IMPACT OUR OPERATIONS

Our motorcycles must comply with certain governmental approvals and certifications regarding noise, emissions and safety characteristics. Our failure to comply with these requirements could prevent us or delay us from selling our products which would have a significant negative impact on our operations.

OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY WHICH MAY RESULT IN THE VOLATILITY OF OUR STOCK PRICE


         Our quarterly operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include:

         - manufacturing delays;
         - the amount and timing of orders from dealers;

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         - disruptions in the supply of key components and parts;
         - seasonal variations in the sale of our products; and
         - general economic conditions.

WE COULD BE REQUIRED TO REDEEM OUR SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK AT A PREMIUM WHICH WOULD REQUIRE A LARGE EXPENDITURE OF CAPITAL AND COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR FINANCIAL CONDITION

         The holders of our Series A and Series B Convertible Preferred Stock have the right to force us to redeem their Preferred Stock at a premium upon the occurrence of certain events. The redemption of our Series A or Series B Convertible Preferred Stock would require a large expenditure of capital and we may not have sufficient funds to satisfy the redemption. In addition, you could face further dilution of your ownership percentage as a result of a decline in the market price of our common stock which would result in an increase in the number of shares of common stock issuable upon conversion of the Series A or Series B Convertible Preferred Stock, or in the event of certain defaults under the Series A or Series B Preferred Stock, which could result in a dilution adjustment. Any such event could adversely affect the price of our stock and ability to raise additional capital.

WE MAY ISSUE ADDITIONAL STOCK AND DILUTE YOUR OWNERSHIP PERCENTAGE


         Certain events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage. We may issue additional shares of common stock or preferred stock:

         - to raise additional capital or finance acquisitions;
         - upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock; or
         - in lieu of cash payment of dividends.

         There are currently outstanding convertible preferred stock, warrants, and options to acquire up to 8,810,867 additional shares of common stock. If converted or exercised, these securities will dilute your percentage ownership of common stock. These securities, unlike common stock, provide for antidilution protection upon the occurrence of stock dividends, combinations, capital reorganizations and other events. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise would increase.

OUR GOVERNING DOCUMENTS AND NEVADA LAW CONTAIN PROVISIONS THAT COULD PREVENT TRANSACTIONS IN WHICH YOU WOULD RECEIVE A PREMIUM FOR YOUR STOCK

         Our Articles of Incorporation and the Nevada Revised Statutes contain provisions that could have the affect of delaying, deferring, or preventing a change in control and the opportunity to sell your shares at a premium over current market prices. Although these provisions are intended to protect us and our stockholders from unwanted takeovers, their effect could hinder or prevent transactions in which you might otherwise receive a premium for your common stock over then-current market prices, and may limit your ability to approve transactions which may be in your best interests. As a result, the mere existence of these provisions could adversely affect the price of our common stock.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains or incorporates forward-looking statements including statements regarding, among other items, our business strategy, growth strategy, and anticipated trends in our business. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that this is a forward-looking statement. Forward-looking statements speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations. They

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are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth in "Risk Factors" describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

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                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of any shares offered by this prospectus.

                              SELLING STOCKHOLDERS

         The following table provides information about the selling stockholders. The shares offered by this prospectus will be offered from time to time by the selling stockholders named below, or by pledgees, donees, transferees or other successors in interest to them.

         The shares shown as offered by Advantage Fund II Ltd. and Koch Investment Group Limited under this prospectus may be issued upon conversion of Series B Convertible Preferred Stock and exercise of warrants acquired by these selling stockholders from us in a private placement on March 9, 2000. Under the terms of the Series B Convertible Preferred Stock and the warrants, no selling stockholder can convert Series B Convertible Preferred Stock or exercise warrants to the extent such conversion or exercise would cause the selling stockholder's beneficial ownership of our common stock (excluding shares underlying unconverted Series B Convertible Preferred Stock and unexercised warrants) to exceed 4.9% of the outstanding shares of common stock.

                                                                               SHARES OWNED
                                                                              AFTER OFFERING     PERCENTAGE OF
                                                         MAXIMUM NUMBER OF     (ASSUMING ALL     COMMON STOCK
      NAME OF SELLING              SHARES OWNED          SHARES TO BE SOLD    SHARES OFFERED      OWNED AFTER
       STOCKHOLDERS           PRIOR TO THE OFFERING(1)    IN THE OFFERING        ARE SOLD)         OFFERING
       ------------           ---------------------       ---------------        ---------         --------
Advantage Fund II Ltd.             2,669,124(1)            1,867,500(2)(3)        1,521,623            8.8%

Koch Investment Group                893,456(1)              622,500(2)(4)          510,965              3%
Limited

Robert K. Schacter                     8,550                   8,550                 0                   0%

Thomas J. Griesel                      2,135                   2,135                 0                   0%

Richard Cohn                           3,690                   1,190                 0                   0%

Financial West Group                    625                     625                  0                   0%

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         (1)  Represents the number of shares held directly plus the number of shares issuable upon the conversion of Series A Convertible Preferred Stock at the initial fixed conversion price of $2.6812, including conversion of two years of accrued dividends thereon, the conversion of Series B Convertible Preferred Stock at the initial fixed conversion price of $1.75, including conversion of two years of accrued dividends thereon, and exercise of warrants issued in connection with the Series A and Series B Convertible Preferred Stock. The shares issuable upon conversion of the Series A Convertible Preferred Stock and the Series A warrants were previously registered for resale under the Securities Act on Registration Statement No. 333-89171. The Series A Convertible Preferred Stock and the Series A warrants contain a 4.9% beneficial ownership limitation similar to that of the Series B Convertible Preferred Stock and the Series B warrants described above.

         (2) In accordance with the Registration Rights Agreements between us and these selling stockholders, the number of shares shown as offered by this prospectus represents 175% of the number of shares issuable upon conversion of the Series B Convertible Preferred Stock as described in note (1) plus the shares issuable upon exercise of the Series B warrants.

         (3) Genesee International, Inc., the investment manager of Advantage Fund II Ltd., may be deemed to beneficially own the shares offered by Advantage through its shared dispositive and voting power over such shares. Mr. Donald R. Morken, the controlling stockholder of Genesee International, may be deemed to control the exercise by Genesee International of such shared dispositive and voting power over such shares.

         (4) Koch Industries, Inc., the indirect parent company of Koch Investment Group Limited, may be deemed to beneficially own the shares offered by Koch Investment Group Limited through its shared dispositive and voting power over such shares. Messrs. Charles Koch and David Koch, the majority stockholders of Koch Industries, may be deemed to control the exercise by Koch Industries of such shared dispositive and voting power over such shares.

         As of the date of this prospectus, the selling stockholders do not hold any other securities in Titan other than the shares being offered under this prospectus, the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the warrants described above. None of the selling stockholders has had any material relationship with us within the past three years.

                            DESCRIPTION OF SECURITIES

         We are authorized to issue up to 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of April 19, 2000, 17,181,187 shares of common stock were issued and outstanding. Additionally, as of April 19, 2000, we have outstanding options to purchase 1,285,000 shares of our common stock, warrants to purchase 660,467 of our common stock, 3,973 shares of our Series A Convertible Preferred Stock and 2,000 shares of our Series B Convertible Preferred Stock.

         Our Board of Directors has the authority, without further action by the stockholders, to issue a total of up to 10,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any series of unissued preferred shares and to determine the number of shares constituting any series and the designation of the series, without any further vote or action by the stockholders.

         The following summary of certain provisions of the common stock and preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by, our amended Articles of Incorporation, Restated Bylaws, our Certificates of Designations with respect to our Series A and Series B Convertible Preferred Stock, and by the provisions of applicable law.

COMMON STOCK

         The holders of our common stock are entitled to one vote per share on all matters on which stockholders are entitled to vote. Subject to the rights of holders of any class or series of shares, including preferred shares, having a preference over the common stock as to dividends or upon liquidation, the holders of our common stock are also entitled to dividends as may be declared by our Board of Directors out of funds that are lawfully available,

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and are entitled upon liquidation to receive pro rata the assets that are available for distribution to holders of common stock. Holders of the common stock have no preemptive, subscription, or conversion rights. The common stock is not subject to assessment and has no redemption provisions.

SERIES A CONVERTIBLE PREFERRED STOCK

         We have 3,973 shares of Series A Convertible Preferred Stock authorized, issued and outstanding. The Series A Convertible Preferred Stock is currently convertible at any time into a maximum of 3,429,400 shares of our common stock at a fixed conversion price of $2.6812 which represents the average market price of our common stock for the ten days prior to the issuance of the Series A Convertible Preferred Stock on September 17, 1999, the date we sold the Series A Convertible Preferred Stock. Commencing September 17, 2000, the conversion price is adjusted every six months to be the lesser of (a) 130% of the prior conversion price or (b) 90% of the average market price for the ten days prior to such adjustment date. The conversion price is subject to further adjustment under certain other circumstances, including our inability to provide the Series A Convertible Preferred Stockholders with common stock certificates on a timely basis after receiving notice of their conversion, and our failure to pay any applicable redemption price when due. Upon an adjustment of the conversion price, the number of shares into which the Series A Convertible Preferred Stock may be converted is also adjusted. The number of shares of common stock underlying the Series A Convertible Preferred Stock is also subject to adjustment for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to our common stock.

         Dividends at the rate of $60 per annum per share are payable in cash or, at our option, may be added to the value of the Series A Convertible Preferred Stock subject to conversion and to the $1,000 per share liquidation preference of the Series A Convertible Preferred Stock.

         We have the right to redeem the Series A Convertible Preferred Stock at a premium, and under some circumstances, at the market price of the common stock into which the Series A Convertible Preferred Stock would otherwise be convertible into. The holders of the Series A Convertible Preferred Stock also have the right to force us to redeem all or some of their Series A Convertible Preferred Stock at a premium or at market under the following circumstances:

         - there is no closing bid price reported for our common stock for five consecutive trading days;

         - our common stock ceases to be listed for trading on the Nasdaq SmallCap Market;

         - the holders of our Series A Convertible Preferred Stock are unable, for 30 or more days (whether or not consecutive) to sell their common stock issuable upon conversion of the Series B Convertible Preferred Stock pursuant to an effective registration statement;

         - we default under any of the agreements relating to our sale of the Series A Convertible Preferred Stock;

         -        certain business combination events;

         - the adoption of any amendment to our Articles of Incorporation materially adverse to the holders of the Series A Convertible Preferred Stock without the consent of the holders of a majority of the Series A Convertible Preferred Stock; and

         - the holders of the Series A Convertible Preferred Stock are unable to convert all of their shares because of limitations under exchange or market rules that require stockholder approval of certain stock issuances.

SERIES B CONVERTIBLE PREFERRED STOCK

         We have 2,000 shares of Series B Convertible Preferred Stock authorized, issued and outstanding. The Series B Convertible Preferred Stock is currently convertible at any time into a maximum of 3,436,000 shares of our

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common stock at a fixed conversion price of $1.75. Commencing March 9, 2001, the conversion price is adjusted every six months to be the lesser of (a) the prior conversion price or (b) the average market price for the ten days prior to such adjustment date. The conversion price is subject to further adjustment under certain other circumstances, including our inability to provide the Series B Convertible Preferred Stockholders with common stock certificates on a timely basis after receiving notice of their conversion, and our failure to pay any applicable redemption price when due. Upon an adjustment of the conversion price, the number of shares into which the Series B Convertible Preferred Stock may be converted is also adjusted. The number of shares of common stock underlying the Series B Convertible Preferred Stock is also subject to adjustment for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to our common stock.

         Dividends at the rate of $60 per annum per share are payable in cash or, at our option, may be added to the value of the Series B Convertible Preferred Stock subject to conversion and to the $1,000 per share liquidation preference of the Series B Convertible Preferred Stock.

         We have the right to redeem the Series B Convertible Preferred Stock at a premium, and under some circumstances, at the market price of the common stock into which the Series B Convertible Preferred Stock would otherwise be convertible into. The holders of the Series B Convertible Preferred Stock also have the right to force us to redeem all or some of their Series B Convertible Preferred Stock at a premium or at market under the following circumstances:

         - there is no closing bid price reported for our common stock for five consecutive trading days;

         - our common stock ceases to be listed for trading on the Nasdaq SmallCap Market;

         - the holders of our Series B Convertible Preferred Stock are unable, for 30 or more days (whether or not consecutive) to sell their common stock issuable upon conversion of the Series B Convertible Preferred Stock pursuant to an effective registration statement;

         - we default under any of the agreements relating to our sale of the Series B Convertible Preferred Stock;

         -        certain business combination events;

         - the adoption of any amendment to our Articles of Incorporation materially adverse to the holders of the Series B Convertible Preferred Stock without the consent of the holders of a majority of the Series B Convertible Preferred Stock; and

         - the holders of the Series B Convertible Preferred Stock are unable to convert all of their shares because of limitations under exchange or market rules that require stockholder approval of certain stock issuances.

WARRANTS

         We also issued warrants in connection with the offering of our Series A and Series B Convertible Preferred Stock. We issued warrants to purchase 372,967 shares of common stock to the Series A Convertible Preferred Stockholders and warrants to purchase 250,000 shares of common stock to the Series B Convertible Preferred Stockholders. We also issued warrants to purchase 25,000 shares of common stock to Reedland Capital Partners and its designees as partial compensation for their assistance in placing the Series A Convertible Preferred Stock and warrants to purchase 12,500 to certain designees of Reedland Capital Partners as partial compensation for their assistance in placing the Series B Convertible Preferred Stock. The exercise price of the warrants associated with the Series A transaction is $3.21744 per share. The exercise price of the warrants associated with the Series B transaction is $2.00 per share. These warrants, representing in the aggregate the right to purchase 660,467 shares of common stock, are the only warrants we currently have outstanding. The warrants associated with the Series A transaction expire on September 17, 2004, and the warrants associated with the Series B transaction expire on March 9, 2005.

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
         The exercise price and number of shares of common stock issuable upon exercise of the warrants held by the Series A and Series B Convertible Preferred Stockholders are subject to adjustment in certain events, including events of default that are similar to those described above.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for our common stock is Signature Stock Transfer, Inc.

CHARTER PROVISIONS AND EFFECTS OF NEVADA LAW

         Our Articles of Incorporation authorize our Board of Directors to issue up to 10,0000,000 shares of preferred stock from time to time in one or more designated series. Our Board of Directors, without approval of the stockholders, is authorized to establish the voting powers, designations, preferences, limitations, restrictions and relative rights of each series of preferred stock, including voting powers, preferences and relative rights that may be superior to our common stock. As of April 6, 2000, 4,000 shares of preferred stock have been designated Series A Convertible Preferred Stock, of which 3,973 shares were outstanding and 2,000 shares of preferred stock have been designated Series B Convertible Preferred Stock, of which 2,000 shares were outstanding.

         Sections 78.3791 through 78.3793 of the Nevada Revised Statutes generally apply to any acquisition of outstanding voting securities of an issuing corporation which results in the acquiror owning more than 20% of the issuing corporation's then outstanding voting securities. An issuing corporation is any Nevada corporation with at least 200 stockholders, at least 100 of which are stockholders of record and Nevada residents, and which conducts business in Nevada.

         The securities acquired in a covered acquisition are denied voting rights unless a majority of the security holders of the issuing corporation approve the granting of voting rights. If permitted by the issuing corporation's Articles of Incorporation or bylaws then in effect, voting securities acquired in the covered acquisition are redeemable by the issuing corporation at the average price paid for the securities by the acquiror if the acquiring person has not given timely notice to the issuing corporation or if the stockholders of the issuing corporation vote not to grant voting rights to the acquiring person's securities.

         Unless the issuing corporation's Articles of Incorporation or bylaws then in effect provide otherwise, if the acquiring person acquired securities having 50% or more of the voting power of the issuing corporation's outstanding securities and the stockholders of the issuing corporation grant voting rights to the acquiring person, then any stockholders of the issuing corporation who voted against granting voting rights to the acquiring person may demand that the issuing corporation purchase, for fair value, all or any portion of his securities.

         Our Articles of Incorporation and bylaws do not limit the effect of these provisions.

                              PLAN OF DISTRIBUTION

         The selling stockholders, their pledgees, donees, transferees or other successors in interest may from time to time offer and sell all or a portion of the shares in transactions on the Nasdaq SmallCap Market, or on any other securities exchange or market on which the common stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The selling stockholders or their pledgees, donees, transferees or other successors in interest may sell their shares directly or through agents or broker-dealers acting as principal or agent, or in block trades or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. Each of the selling stockholders and their pledgees, donees, transferees or other successors in interest reserves the right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

         In connection with distributions of the shares, any selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the

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
positions they assume with the selling stockholder. Any selling stockholder also may sell the shares short and deliver the shares to close out such short positions. Any selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, which may then resell or otherwise transfer such shares. Any selling stockholder also may loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares. The activities are limited by the purchase agreement between us and the selling stockholders during periods when the conversion price is subject to periodic adjustment.

         The selling stockholders, any agents, dealers or underwriters that participate with the selling stockholders in the resale of the shares of common stock and the pledgees, donees, transferees or other successors in interest of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such agents, dealers or underwriters and a profit on the resale of the shares of common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

         In order to comply with the securities laws of particular states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

         There is no assurance that the selling stockholders will sell any or all of the shares.

         Pursuant to registration rights agreements between us and Advantage Fund II Ltd. and Koch Investment Group Limited, we have agreed to pay all expenses incurred in the registration of the shares, including the legal expenses incurred by such selling stockholders. However, we are not responsible for selling commissions and discounts, brokerage fees or any other expenses incurred by the selling stockholders.

         In addition to selling their common stock under this prospectus, the selling stockholders may:

         - transfer their common stock in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or

         -        sell their common stock under Rule 144 of the Securities Act.

                                 LEGAL OPINIONS

         James, Driggs, Walch, Santoro, Kearney, Johnson & Thompson will pass upon the validity of the common stock offered under this prospectus.

                                     EXPERTS

         The consolidated financial statements of Titan Motorcycle Co. of America appearing in our Annual Report (Form 10-KSB) for the fiscal year ended January 1, 2000 have been audited by PriceWaterhouseCoopers LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon the report given upon the authority of PriceWaterhouseCoopers LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         GOVERNMENT FILINGS: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.

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
         STOCK MARKET: Our common stock is listed on the Nasdaq SmallCap Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


         REGISTRATION STATEMENT: We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered under this prospectus.

         INFORMATION INCORPORATED BY REFERENCE: The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

              - our Annual Report on Form 10-KSB for the fiscal year ended January 1, 2000;

              - our Proxy Statement for the 1999 Annual Meeting of Stockholders, dated April 12, 1998;

              - our Current Report on Form 8-K, including Exhibits, filed March 24, 2000; and

              - the description of our capital stock contained in our registration statement on Form 10-SB, including all amendments or reports filed for the purpose of updating the description of our capital stock.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

         You may request free copies of these filings by writing or telephoning us at the following address:

                  Investor Relations
                  Titan Motorcycle Co. of America
                  2222 West Peoria Avenue
                  Phoenix, Arizona 85029
                  (602) 861-6977

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